UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Penn Treaty American Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

707874400

(CUSIP Number)

Taylor H. Wilson, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219-7673 (214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707874400

1.	Names of Reporting Persons. Atlas Advantage Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 217,586
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 217,586
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,586
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 707874400

1.	Names of Reporting Persons. Atlas Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,394
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 191,394
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 707874400

1.	Names of Reporting Persons. Atlas Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 408,980
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 408,980
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,980
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN/IA/HC

CUSIP No. 707874400

1.	Names of Reporting Persons. RHA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 408,980
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 408,980
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,980
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) CO/HC

CUSIP No. 707874400

1.	Names of Reporting Persons. Robert H. Alpert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 408,980
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 408,980
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,980
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the reporting persons to amend the Schedule 13D related to the common stock of the issuer previously filed with the Commission on July 10, 2009, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on April 8, 2010 and Amendment No. 2 to the Schedule 13D filed on February 14, 2011 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The reporting persons have acquired an aggregate of 408,980 shares of common stock of the issuer, which are reported herein, in multiple open market and private transactions for an aggregate purchase price of approximately $287,938 ($0.70 per share) (excluding commissions). The source of funds for the purchase of common stock of the issuer was the general working capital of the reporting persons.”

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c) Transactions in the class of securities reported on that were effected by the reporting persons during the sixty days prior to May 11, 2012, and thereafter through the date of filing of this Amendment, are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
05/07/2012	Atlas Capital L.P.		1,100	$0.34	Open Market
05/07/2012	Atlas Capital L.P.		37,255	$0.34	Open Market
05/08/2012	Atlas Capital L.P.		51,140	$0.34	Open Market
05/09/2012	Atlas Capital L.P.		17,899	$0.36	Open Market
05/11/2012	Atlas Capital L.P.		25,570	$0.48	Open Market
07/27/2012	Atlas Capital L.P.		18,695	$0.73	Open Market
08/01/2012	Atlas Capital L.P.		388,186	$0.72	Private Transaction
08/02/2012	Atlas Capital L.P.	880,842		$0.72	Private Transaction
08/03/2012	Atlas Capital L.P.		50,000	$0.71	Open Market
08/07/2012	Atlas Capital L.P.		30,050	$0.70	Open Market
08/08/2012	Atlas Capital L.P.		38,000	$0.69	Open Market
08/08/2012	Atlas Capital L.P.		398,619	$0.69	Private Transaction
08/10/2012	Atlas Capital L.P.		122,859	$0.64	Open Market
08/17/2012	Atlas Capital L.P.		49,920	$0.63	Open Market
05/07/2012	Atlas Advantage Master Fund, L.P.		36,645	$0.34	Open Market
05/08/2012	Atlas Advantage Master Fund, L.P.		48,860	$0.34	Open Market
05/09/2012	Atlas Advantage Master Fund, L.P.		17,101	$0.36	Open Market
05/11/2012	Atlas Advantage Master Fund, L.P.		24,430	$0.48	Open Market
07/27/2012	Atlas Advantage Master Fund, L.P.		18,754	$0.73	Open Market

08/01/2012	Atlas Advantage Master Fund, L.P.		492,656	$0.72	Private Transaction
08/08/2012	Atlas Advantage Master Fund, L.P.	398,619		$0.69	Private Transaction
08/10/2012	Atlas Advantage Master Fund, L.P.		123,253	$0.64	Open Market
08/13/2012	Atlas Advantage Master Fund, L.P.		7,500	$0.69	Open Market
08/14/2012	Atlas Advantage Master Fund, L.P.		200	$0.67	Open Market
08/17/2012	Atlas Advantage Master Fund, L.P.		50,080	$0.63	Open Market
08/01/2012	Atlas Capital Management, L.P.	388,186		$0.72	Private Transaction
08/01/2012	Atlas Capital Management, L.P.		388,186	$0.72	Private Transaction
08/01/2012	Atlas Capital Management, L.P.	492,656		$0.72	Private Transaction
08/01/2012	Atlas Capital Management, L.P.		492,656	$0.72	Private Transaction
08/01/2012	Robert H. Alpert	388,186		$0.72	Private Transaction
08/01/2012	Robert H. Alpert		388,186	$0.72	Private Transaction
08/01/2012	Robert H. Alpert	492,656		$0.72	Private Transaction
08/01/2012	Robert H. Alpert		492,656	$0.72	Private Transaction

(1)	Price per share excludes commissions.

Except as otherwise described herein, no transactions in class of securities reported on were effected by any reporting person during the sixty days prior to May 11, 2012, and thereafter through the date of filing of this Amendment.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.10	Joint Filing Agreement (incorporated herein by reference from Exhibit 24.10 to Amendment No. 2 to the Schedule 13D related to the common stock of the issuer filed February 14, 2011 by the reporting persons with the Commission)

99.10	Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2012	ATLAS ADVANTAGE MASTER FUND, L.P.

	By:	Atlas Capital Management, L.P., its Investment Adviser
	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ATLAS CAPITAL L.P.

	By:	Atlas Capital Management, L.P., its General Partner
	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ATLAS CAPITAL MANAGEMENT, L.P.

	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

RHA, INC.

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ROBERT H. ALPERT

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.10	Joint Filing Agreement (incorporated herein by reference from Exhibit 24.10 to Amendment No. 2 to the Schedule 13D related to the common stock of the issuer filed February 14, 2011 by the reporting persons with the Commission)

99.10	Letter to the board of directors of the issuer, dated July 10, 2009 (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the common stock of the issuer filed July 10, 2009 by the reporting persons with the Commission)